Filed by Convergys Corporation
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Convergys Corporation
Commission File No.: 001-14379
Date: June 29, 2018

The following is a script of FAQs about the business combination of Convergys Corporation and SYNNEX Corporation:

General FAQs

Q: What are the benefits of the acquisition to Convergys shareholders, clients, and employees?

A: Overall:

•
This transaction combines two industry leaders to create a premier global customer engagement services company providing next generation customer experience and business improvement to market-leading brands.

•	The transaction delivers significant benefits to our shareholders, clients and employees alike.
•	Convergys shareholders will receive an immediate premium in addition to value from their equity participation in the growth and synergies resulting from the combination of Convergys and SYNNEX.
•
Convergys clients will be even better served by the combined organization’s increased scale, strong talent, best-in-class analytics, technology, and digital offerings, and a shared commitment to helping them successfully navigate the increasingly complex CX ecosystem. We expect Convergys employees to gain expanded career opportunities as part of a larger organization with an enhanced industry-leading position.

For Convergys Employees:

•	Convergys employees will benefit from the enhanced industry position of the combined organization.

•	There are significant benefits that result from the diversification of the revenue base as the company becomes part of a much larger, Fortune 500 organization.
•	This combination will mean even more career and growth opportunities for our people.
•	A culture similar to our own – focused on clients and top talent – will help integration go smoothly.
•	For now, and until closing, it is business as usual in all respects at Convergys and you should focus on bringing Convergys’s customers the same great service as always.

For Convergys Clients:

•	The combined company will provide immense value to clients navigating the ever-evolving and increasingly complex CX ecosystem.
•
As a combined company, our clients will benefit from increased scale, strong talent, best-in-class analytics, technology and digital offerings, and the best mix of global delivery options to create and execute CX strategies that are uniquely relevant to customers.

•
For Convergys clients specifically, the acquisition brings expansion in new geographies, including Brazil and Japan, as well as additional footprint in Asia, Europe, and North and South America; and enhanced digital capabilities and expertise, including technology that will complement current offerings.

For Convergys Shareholders:

•	This transaction is the culmination of a robust process designed to maximize value for our shareholders and better position Convergys and our clients for growth and success.
•	We are very pleased with this agreement and the value it provides for shareholders.
•
In addition to providing Convergys shareholders with a premium on their investment, the transaction also provides significant upside potential through equity participation in the growth and synergies resulting from the combination of Convergys and Concentrix.

•	Under the terms of the agreement, Convergys shareholders will receive $13.25 per share in cash and 0.1193 shares of SYNNEX common stock for each Convergys common share they own, subject to a collar.
•
The implied price of $26.50 per Convergys share represents an LTM EBITDA multiple of 8.4x (as of March 31, 2018) and an 18% premium to the Company’s unaffected closing stock price on May 10, 2018, the last trading day prior to published market speculation regarding a potential transaction involving Convergys.

Q: What does Convergys bring to the table? What does Concentrix gain through the acquisition?
A: Concentrix’s interest in Convergys and the premium SYNNEX is paying for the Company is a testament to the value they believe Convergys will offer as part of the combined organization, including:

•	Immense global talent, including an expanded reach in 12 new countries
•	Operational excellence
•	Focus on innovation and the ability to create best of the best digital strategies for current and prospective clients
•	Marquee client list
•	Strong profitability
•	Expertise in strategic key strategic verticals like: Banking & Financial Services, Healthcare, Technology, and Automotive

Q: What are the terms of the agreement?
A: Under the terms of the agreement, SYNNEX Corporation will acquire Convergys in a cash and stock transaction valued at approximately $2.8 billion, including approximately $170 million of Convergys outstanding net debt.

Convergys shareholders will receive $13.25 per share in cash and 0.1193 shares of SYNNEX common stock for each Convergys common share they own, subject to a collar as described in the agreement.

The implied price of $26.50 per Convergys share represents an LTM EBITDA multiple of 8.4x (as of March 31, 2018) and an 18% premium to the Company’s unaffected closing stock price on May 10, 2018, the last trading day prior to published market speculation regarding a potential transaction involving Convergys.

Q: What can you tell me about SYNNEX and Concentrix?
A: We have long known and respected Concentrix, and its parent company SYNNEX, as a competitor and fellow industry leader. See attached fact sheet.

•	Concentrix is a wholly owned subsidiary of SYNNEX
•	SYNNEX is a well-established growth brand
o	History
▪	Overall: https://www.synnexcorp.com/about-synnex/overview/
▪	Acquisition and growth: https://www.synnexcorp.com/about-synnex/history/
▪	Stock price: Closed at $107.55 on June 27, 2018
▪	169 on the Fortune 500 (2018)
o	How Concentrix fits in
▪	Acquired Concentrix in 2006, added other relevant BPO capabilities (including IBM customer care in 2014, Minacs in 2016)
▪	Per the 2017 10k, Concentrix makes up ~12% of overall company revenue and is a wholly owned subsidiary
▪
Has the benefit of being part of a larger corporation (investment ability, resources) which has a tech/development history and background, but is also is a well-respected brand within our industry, viewed as a leader by industry analysts such as Gartner and Everest

▪
Culturally, their priorities are a lot like ours – people driven, extreme focus on the client and exceeding their needs, ability to provide complex and complete solutions https://www.concentrix.com/about-us/

o	Leadership team
▪	Concentrix: https://www.synnexcorp.com/about-synnex/concentrix-executive-team/

Q: When will the acquisition be final?
A: The acquisition is expected to close before the end of the 2018 calendar year, although exact timing will depend on the receipt of shareholder and regulatory approvals and satisfaction of other customary closing conditions.

Q: Is it possible the deal won’t close?
A: We are confident in our ability to obtain the necessary approvals and expect to close the transaction by the end of the 2018 calendar year.

Q: What happens next?
A: It’s important to remember that announcing the transaction is just the first step toward bring the companies together. We expect the transaction to close by the end of the 2018 calendar year, subject to the approval of shareholders of both companies, the receipt of regulatory approvals and other customary closing conditions. Until that time, we remain two separate businesses in all respects.

We are committed to ensuring no disruption in services through close and integration. Importantly, we believe our similar cultures will help make for a smooth transition. To help ensure we’re well positioned to start executing the integration following the close, an integration planning team with representatives from both organizations will begin the planning process in the near future. The goal of these planning activities is to ensure a smooth, successful transition for employees, clients and our business. Please note that no integration implementation activities will begin until after we close.

To reiterate, until the closing, we continue to be two separate organizations, and there should be no coordination in our work with clients or other constituencies between the two companies. If you have questions about specific projects, please discuss them with your manager.

Employee/Organizational FAQs

Q: As a Convergys employee, what does this mean for me? What changes should I expect?
A: Until close, we remain two separate companies in all respects. This means we will continue to operate as usual at Convergys and there is no immediate change to anyone’s role.

For most people, there will be limited changes, even over the long term. As a 115,000-person organization, the work most people do today will need to be done tomorrow and long after.

To the extent there are changes that impact our people and our teams, Concentrix is committed to communicating those with transparency and clarity throughout the integration planning process and beyond.

As leaders, our job is to keep ourselves and our teams focused on our clients – it is as critical as ever during this time of transition to deliver with excellence. The best way to preserve jobs long term is to ensure we are also preserving and growing our current revenue.

Change is difficult, and as leaders we need to help our teams navigate this change. The good news is that this acquisition brings positive developments for our people, including:

•	Industry leadership – the combined organization will be a leading player in our industry worldwide
•
Significant benefits that result from the diversification of the revenue base as the company becomes part of a much larger, Fortune 500 organization. In particular, for our teams, it means energy and investments can be directed to additional strategic priorities and projects.

•	Expanded geographic footprint and capabilities for our clients
•	Even more career and growth opportunities for our people
•	A culture similar to our own – focused on clients and top talent – means that integration should go smoothly

Please continue to remind your teams to be open to the opportunities ahead. Indeed, through this transaction, we are combining assets to benefit our clients and move our industry forward, and to work with other people who value the same things we do – our people and our clients.

Q: As a site leader, what should I tell my site?
A: Please meet with your leadership teams as soon as possible and share with them the importance of staying focused on the day-to-day priorities and our clients. It is as critical as ever during this time of transition to deliver with excellence.

The best way to preserve jobs long term is to continue to preserve and grow our revenue. For the vast majority of our people, especially those on the front lines, this acquisition will not change the critical role they play in ensuring our clients and their customers get the service they expect and deserve.

This acquisition brings positive developments for our people:

•	Industry leadership – the combined organization will be a leading player in our industry worldwide
•
There are significant benefits that result from the diversification of the revenue base as the company becomes part of a much larger, Fortune 500 organization. In particular, for our teams, it means energy and investments can be directed to additional strategic priorities and projects.

•	Expanded geographic footprint and capabilities for our clients
•	This combination means even more career and growth opportunities for our people
•	A culture similar to our own – focused on clients and top talent – means that integration should go smoothly

Q. Will we close or consolidate sites?
A: Concentrix has indicated that there is no plan to close any locations at this point. The integration will take some time. If there are cities or locations in which we both have a presence, and there is capacity, it may make sense to consider consolidation.

It is important for our teams to remember that strong performance is the most important way we keep a location relevant to our clients. Therefore, it is critical for every employee and site to remain focused on delivering top performance throughout close and integration. Regardless of whether we serve clients from one or more sites, our goal is to meet or exceed all key client metrics.

Q. Will my manager change?
A. Until close, we remain two separate companies in all respects. This means we will continue to operate as usual at Convergys and there is no immediate change to anyone’s role or responsibilities.

Any decisions about how our teams will be structured or integrated following the close will be communicated in advance. We are committed to keeping all employees informed and will strive to communicate in a transparent fashion.

Q: What about the synergy target?
As in any acquisition of this size, there will be synergies as the leadership team works to combine the two companies. In our case, the cost-savings will primarily come from the combination of two sets of infrastructure. Concentrix is committed to communicating any changes that may impact our people and teams with transparency and clarity throughout the integration planning process and beyond.

For most people, there will be limited changes, even over the long term. As a 115,000-person organization, the work most people do today will need to be done tomorrow and long after. We believe this acquisition will bring positive developments for our people upon close:

•	Industry leadership – the combined organization will be a leading player in our industry worldwide
•
There are significant benefits that result from the diversification of the revenue base as the company becomes part of a much larger, Fortune 500 organization. In particular, for our teams, it means energy and investments can be directed to additional strategic priorities and projects.

•	Expanded geographic footprint and capabilities for our clients
•	This combination means even more career and growth opportunities for our people
•	A culture similar to our own – focused on clients and top talent – means that integration should go smoothly

Q: Are we allowed to recruit and hire people between today and close?
A: Please work with your manager and SVP, as needed, to determine hiring needs until close. It may make sense to hire for some positions, especially those connected to operational delivery.

Q: What about severance?
A: Concentrix recognizes the role our employees play in our company’s success, and ultimately, we believe that our combination with Concentrix will provide new opportunities for career growth and advancement, as part of a larger, more diversified company. For the vast majority of our people, especially those on the front lines, this acquisition will not change the critical role they play in ensuring our clients and their customers get the service they expect and deserve.

In situations in which there are changes as a result of the acquisition, no organizational changes will occur until after the closing of the acquisition, which we estimate will take place by the end of the 2018 calendar year. While it is difficult to predict any outcomes at this time, we are committed to treating all employees with respect and dignity throughout this process. Concentrix has committed to honoring the terns of the existing Convergys severance plans for at least two years following the closing of the acquisition.

Q: [For Directors and Above]: What about my RSUs/PRSUs that haven’t vested?
A: Awards that vest prior the closing of the transaction will vest as normal, as Convergys stock. Awards that have not vested as of the closing date will be converted into a cash award based on the value of the merger consideration. For PRSUs, performance will be determined at closing in accordance with the merger agreement and they will convert into time-based cash awards. These cash awards will vest and be paid as follows:

•	Cash in respect of awards granted prior to March 31, 2016 will be paid promptly following the closing of the transaction
•
Cash in respect of awards granted on or after March 31, 2016 will, subject to continued employment, vest and be paid on the regularly scheduled vesting dates, subject to the terms of the award agreement

Q: What if an employee with RSUs or PRSUs is terminated after the closing of the transaction but before the vesting date?
A: Under the terms of the Convergys award agreements, if an employee is terminated without Good Cause or resigns for Good Reason following the closing of the transaction, the employee’s converted cash awards will accelerate and be paid in full promptly following the termination. Please see your equity award agreements for more information.

Q: What about awards that are due to be granted in August?
A: We will have a normal equity grant cycle in August.

Q: Will Andrea continue to be CEO until close? Who will lead the combined organization after close?
A: Yes. It is expected that Andrea will remain President and CEO of Convergys until the transaction closes. Concentrix President, Chris Caldwell will lead the combined organization following acquisition close.

Q: What about the remainder of the management team and leadership? Will they remain as part of the combined organization?
A: The current plan is for the organization to “lift and shift” as is, reporting to Concentrix President Chris Caldwell, at close. We expect some initial duplication, but all organizational decisions will be made thoughtfully throughout the transition period. It is also important to note that Concentrix has retained many talented top leaders from previous acquisitions as part of its current executive leadership team.

Q: Where will company headquarters be located?
A: The combined company headquarters will be the current Concentrix company headquarters in Fremont, California.

Q: Will the Cincinnati site close?
A: Concentrix has indicated that there is no plan to close any locations at this point. The talent Convergys employees bring to the table is one of the key drivers of the acquisition. While the headquarters of the combined company will be in Freemont, CA, the incredibly valuable work being done today from Cincinnati will continue to be important after close.

Q: Will Convergys fully integrate with Concentrix or operate as a stand-alone organization?
A: After the transaction closes, the organizations will be fully integrated and operate as one organization. We expect the integration to be complete 12 months after the transaction closes.

Q: Will the Convergys brand go away?
A: The combined organization will operate under the Concentrix name and brand. This transition will be planned and executed after close.

Q. How long will integration take?
A. We expect the integration to be completed 12 months after close.

Q: What should I tell vendors or partners who ask me about the acquisition?
A: You should express enthusiasm for the combination, but not speculate on how, if at all, this transaction may affect vendors and partners. For now and until the close, we are continuing to operate as usual, including with our vendors and partners. For additional details, you can direct them to the press release posted on our website. Any updates related to specific vendor agreements will be worked through after close and during the integration period.

Q: What do I do if someone on my team asks a question I cannot answer?
A: Please talk to your manager to help work through any questions not answered in this guide. You may also email questions to questions@convergys.com.

Q: What should I do if a member of the news media calls?
A: Please refer all global media inquiries to:

Krista Boyle, VP Global Communications and Brand
Krista.boyle@convergys.com
513-723-2061

Compensation & Benefits-Related Questions

Q: We expect employees to have many questions regarding their compensation, benefits, and the future of their role. Unfortunately, due to the nature of the acquisition process, we will not be able to answer many of them until after close.
A: Concentrix recognizes the role our employees play in our company’s success, and ultimately, we believe that our combination with Concentrix will provide new opportunities for career growth and advancement, as part of a larger, more diversified company. However, it is early in this process and compensation and benefit matters will be determined and communicated to you near or after closing of the merger.

Until close, by law we must remain as two entirely separate companies, in all respects. Some of these HR-related questions will be able to be answered upon close, and we expect that all will be answered thoughtfully and clearly as a part of the integration planning process.

Sample questions for managers and HR business partners to expect:

o	Will my pay stay the same after the acquisition is complete?
o	Will our pay frequency remain the same?
o	Will we stay on direct deposit?
o	How will our benefits be affected?
o	Will we retain seniority/be given credit for past service with Convergys?
o	What will happen to my Convergys vacation?
o	Will our vacation benefits change because of this acquisition?
o	Will our holiday schedule change?
o	What will happen to my retirement plan?
o	Does Concentrix have a retirement plan? Will I be able to enroll?

Additional Information and Where to Find It

In connection with the proposed transaction between SYNNEX and Convergys, SYNNEX and Convergys will file relevant materials with the Securities and Exchange Commission (the “SEC”), including a SYNNEX registration statement on Form S-4 that will include a joint proxy statement of SYNNEX and Convergys that also constitutes a prospectus of SYNNEX, and a definitive joint proxy statement/prospectus will be mailed to stockholders of SYNNEX and shareholders of Convergys.  INVESTORS AND SECURITY HOLDERS OF SYNNEX and CONVERGYS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.  Investors and security holders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus (when available) and other documents filed with the SEC by SYNNEX or Convergys through the website maintained by the SEC at http://www.sec.gov.  Copies of the documents filed with the SEC by SYNNEX will be available free of charge within the Investors section of SYNNEX’ website at http://ir.synnex.com or by contacting SYNNEX’ Investor Relations Department at (510) 668-8436.  Copies of the documents filed with the SEC by Convergys will be available free of charge on Convergys’s website at http://investor.convergys.com/ or by contacting Convergys’s Investor Relations Department at (513) 723-7768.

No Offer or Solicitation

This document is for informational purposes only and not intended to and does not constitute an offer to subscribe for, buy or sell, the solicitation of an offer to subscribe for, buy or sell or an invitation to subscribe for, buy or sell any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.  No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Participants in Solicitation

SYNNEX, Convergys, and their respective directors and certain of their respective executive officers may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction.  Information about the directors and executive officers of SYNNEX is set forth in its Annual Report on Form 10-K for the year ended November 30, 2017, which was filed with the SEC on January 26, 2018, and its proxy statement for its 2018 annual meeting of stockholders, which was filed with the SEC on February 22, 2018.  Information about the directors and executive officers of Convergys is set forth in its Annual Report on Form 10-K for the year ended December 31, 2017, which was filed with the SEC on February 21, 2018, and its proxy statement for its 2018 annual meeting of shareholders, which was filed with the SEC on March 16, 2018.  Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when they become available.

Forward-Looking Statements

DISCLOSURE NOTICE:  This document contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 related to SYNNEX Corporation (“SYNNEX”), Convergys Corporation (“Convergys”) and the proposed acquisition of Convergys by SYNNEX.  All statements other than statements of historical fact are forward-looking statements for purposes of federal and state securities laws.  These forward-looking statements involve uncertainties that could significantly affect the financial or operating results of Convergys, SYNNEX or the combined company.  These forward-looking statements may be identified by terms such as anticipate, believe, foresee, expect, intend, plan, may, will, could and should and the negative of these terms or other similar expressions.  Forward-looking statements in this document include, among other things, statements about the potential benefits of the proposed acquisition, including future financial and operating results, plans, objectives, expectations and intentions; the anticipated timing of closing of the acquisition; and the methods SYNNEX will use to finance the cash portion of the transaction.  In addition, all statements that address operating performance, events or developments that we expect or anticipate will occur in the future — including statements relating to creating value for stockholders, benefits of the proposed transactions to customers, vendors, employees, stockholders and other constituents of the combined company, integrating our companies, cost savings and the expected timetable for completing the proposed transaction — are forward-looking statements.  These forward-looking statements involve substantial risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements.  Risks and uncertainties include, among other things, risks related to the satisfaction of the conditions to closing the acquisition (including the failure to obtain necessary regulatory and shareholder approvals) in the anticipated timeframe or at all; risks related to the ability to realize the anticipated benefits of the acquisition, including the possibility that the expected benefits from the proposed acquisition will not be realized or will not be realized within the expected time period; the risk that the businesses will not be integrated successfully; disruption from the transaction making it more difficult to maintain business, contractual and operational relationships; the unfavorable outcome of any legal proceedings that have been or may be instituted against SYNNEX, Convergys or the combined company; failure to protect proprietary or personally identifiable data against unauthorized access or unintended release; the ability to retain key personnel; negative effects of this announcement or the consummation of the proposed acquisition on the market price of the capital stock of SYNNEX and Convergys, and on SYNNEX’ and Convergys’s operating results; significant transaction costs, fees, expenses and charges; unknown liabilities; the risk of litigation and/or regulatory actions related to the proposed acquisition; the financing of the transaction; other business effects, including the effects of industry, market, economic, political or regulatory conditions; future exchange and interest rates; changes in tax and other laws, regulations, rates and policies; future business combinations or disposals; and competitive developments. A further description of risks and uncertainties relating to SYNNEX and Convergys can be found in their respective most recent Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, all of which are filed with the U.S. Securities and Exchange Commission and available at www.sec.gov. Neither SYNNEX nor Convergys assumes any obligation to update the forward-looking statements contained in this document as the result of new information or future events or developments.